FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002, through June 4, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:June 4, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated June 4, 2002 for the month of June 2002 through June 4, 2002:

1) Press release of June 4, 2002 regarding : "application process complete for listing on the Italian stock exchange EUROMOT of euro 1,500,000,000 floating rate note due 2005"

TELECOM ITALIA

PRESS RELEASE

TELECOM ITALIA: APPLICATION PROCESS COMPLETE FOR LISTING ON THE ITALIAN STOCK EXCHANGE EUROMOT OF €1,500,000,000 FLOATING RATE NOTES DUE 2005

Rome, 3 June 2002 - Telecom Italia announces that it has completed the application process for stock market listing on the EuroMOT index of the *Telecom Italia S.p.A. €1,500,000,000 Floating Rate Notes due 2005.*

The Italian Stock Exchange has arranged for trading to start on 4 June 2002. UniCredit Banca Mobiliare is the EuroMOT specialist for the bond.

Issued on 21 December 2001, the floating rate bond is for a total corresponding to 1.5 billion euros falling due on 21 June 2005, and is part of the Group's Global Note Program designed to lengthen the average debt maturity and reduce reliance on short-term bank credit.

Communication & Media Relations: +3906.3688.2023/2066

www.telecomitalia.it/press

Investor Relations: +3906.36882560/2381

www.telecomitalia.it/investor